Exhibit 2

IDENTITY AND ITEM 3 CLASSIFICATION OF SUBSIDIARIES
(PER ITEM 7 OF SCHEDULE 13G)

Jens Grosse-Allermann, having discretionary investment authority over the assets of the Umbrella Fund, and Norman Rentrop, as holder of 100% of the voting rights of the Umbrella Fund, have filed this
Schedule 13G as control persons of the Umbrella Fund.
The Item 3 classification of the Umbrella Fund is as follows:
OO, FI (umbrella investment company with sub-funds registered under Kapitalanlagegesetzbuch (KAGB)).